P.E. 1/31/02

02014572

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2002

FEB 12 2002

QUEENSTAKE RESOURCES LTD.

1716 Seventh Avenue, New Westminster, B.C. V3M 2K8
(Address of principal executive office)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.
Form 20-F ☒ Form 40 F ☐

(indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☒ No ☐

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-565 (20-F Registration Commission File Number: 0-24096)

DOCUMENTS FILED: **Press release NR2002-1 and Form 27 Material Change Report**

DESCRIPTION: Queenstake Resources Ltd. (QRL-TSE has begun construction on its Magistral project in Sinaloa, Mexico, has formalized the Magistral Joint Venture Agreement and exercised the option to acquire all of the shares of Oro de Sotula S.A. de C.V. from Campbell Resources Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEENSTAKE RESOURCES LTD.
(Registrant)

Date January 15, 2002

By ______________________
(Signature)

Doris Meyer, Corporate Secretary, CFO
Queenstake Resources Ltd.

PROCESSED
FEB 21 2002
THOMSON FINANCIAL

N E W S   R E L E A S E

News Release 2002-1 **January 15, 2002**
TSE – QRL – Queenstake Resources Ltd.
SEC file number 0-24096

FUNDING IN HAND - MAGISTRAL CONSTRUCTION UNDER WAY

Queenstake Resources Ltd. (**TSE-QRL**) has begun construction of its Magistral gold mine in Sinaloa, Mexico. The Magistral Joint Venture ("**MJV**") between the Company's subsidiary, Pangea Resources Inc. and Midwest Mining, Inc. is proceeding. Since November 19, 2001, the date of our last press release (NR-01-06), the following have occurred:

- MJV made a positive production decision
- Funding is in hand
- Construction permits have been received
- Project staffing is proceeding
- Detailed engineering is substantially complete
- Extension of the high grade La Prieta Zone has been confirmed and additional drilling is scheduled for early 2002
- Agreements have been reached with surface landowners

The MJV will construct a facility that will treat 1 million tonnes of ore per year from four discrete pits to produce an average of 40,000 ounces of gold per year at a life of mine cash cost of US$180 per ounce of gold, for a currently projected mine life of 6.5 years. Based on current reserves and a US$300 gold price, the project should generate US$24 million in net revenues after pre-production capital expenditures.

The production decision was made on the basis of the current reserve at Magistral, which consists of 6.15 million tonnes of ore at an average grade of 1.86 grams of gold per tonne. This reserve does not include the results of recent drilling (reported in NR-01-06), which intersected substantial widths and grades of mineralization in a zone immediately adjacent to the existing reserve. This zone remains open on strike and in the down dip direction. It is planned to conduct a further 3,000 meters of drilling during the construction period and it is now anticipated that reassessment of the resource and reserve will be carried out after receipt of the results of this additional drilling.

The cash component of the project construction budget, US$6 million, has been financed by Midwest. The definitive MJV agreement has been modified so that as operator of the MJV, Queenstake will be paid a US$300,000 fee during the construction phase at Magistral and will be paid US$600,000 by the MJV during each year of operations until Midwest has recouped its US$6.625 million capital and imputed interest at the rate of 12% per annum from 100% of distributable MJV cash flow. After that point Queenstake will be paid US$300,000 by the MJV during each year of operations and the Company's 85% owned subsidiary will receive 50% of distributable cash flow from the MJV.

In addition to US$625,000 of pre-construction development funded by Midwest in September, Midwest's funding of the construction will be provided in two tranches of US$3 million, the first of which has been received.

TSE QRL
Suite 1050, 1801 Broadway
Denver, CO 80202 USA
Telephone: (303) 297-1557
Facsimile: (303) 297-1587
www.queenstake.com
info@queenstake.com

Major equipment for the MJV will be provided through the acquisition of all of the shares of Oro de Sotula S.A. de C.V. ("Oro") from Campbell Resources Inc. (NR01-4). Oro was the past operator of the Santa Gertrudis mine in Sonora, Mexico. Oro's mining equipment and buildings will be moved to Magistral and are sufficient to provide all the equipment needed for Magistral except for secondary and tertiary crushing equipment that will be purchased by the MJV.

The construction budget for the project is US$6.0 million, including exploration drilling and ongoing care and maintenance costs at Santa Gertrudis. The construction scope, based on detailed engineering performed by Kappes Cassiday and Associates, includes the relocation of equipment and major buildings from Santa Gertrudis, improvement of access roads and construction of a leach pad and solution ponds. Closure and reclamation at Santa Gertrudis will be funded by the MJV and performed in due course.

All permits for the project necessary to begin construction, in the form of approval of the Environmental Impact Statement and Risk Assessment studies were granted by the Mexican authority, SEMARNAT in early December 2001. Agreements have been reached with major surface landowners.

Construction should be completed by July 2002 with first production in September 2002. Mining will begin at the San Rafael pit, which contains 1.3 million tonnes at a grade of 2.25 grams of gold per tonne. There is no requirement for pre-production stripping at this pit and optimization of the preliminary mine design has reduced the strip ratio for this pit to 4.8:1. During the first year of operation, stripping of the adjacent Samaniego pit will commence, with production from this pit starting early in the second year. Planning for the mining of deeper, high grade ores at Samaniego will be assessed during the first year of operations after the gold resource at the La Prieta zone extension is further defined by the additional drilling.

Queenstake has engaged Mike Robb as General Manager of the project. Mr. Robb has extensive mine construction and operations experience, much of it in Mexico. Queenstake has also engaged John Donaldson as Controller to be based in the Denver office. Staffing for the project is underway.

Chris Davie, President of Queenstake said: "The finalization of the Magistral Joint Venture enables us to put Magistral into profitable production on the basis of the existing reserve while continuing to develop the exciting geologic potential of both the immediate area of the planned open pits and of the district as a whole. It is the next stepping stone to Queenstake's future growth. "

For further information call:

Chris Davie, President and Chief Executive Officer – 303-297-1557
Doris Meyer, Vice President Finance and Chief Financial Officer – 604-516-0566
email – info@queenstake.com
web – www.queenstake.com

The Company relies upon litigation protection for "forward-looking" statements.

The TSE has neither reviewed nor accepts responsibility for the adequacy or accuracy of this release.

Suite 1050, 1801 Broadway
Denver, CO 80202 USA
Telephone: (303) 297-1557
Facsimile: (303) 297-1587
www.queenstake.com
info@queenstake.com

FORM 27 *SECURITIES ACT* (BRITISH COLUMBIA) MATERIAL CHANGE REPORT UNDER SECTION 85 (1)
FORM 27 *SECURITIES ACT* (ALBERTA) MATERIAL CHANGE REPORT UNDER SECTION 118(1)
FORM 25 *SECURITIES ACT* (SASKATCHEWAN) MATERIAL CHANGE REPORT UNDER SECTION 84(1)(B)
FORM 27 *SECURITIES ACT* (ONTARIO) MATERIAL CHANGE REPORT UNDER SECTION 75(2)
FORM 27 *SECURITIES ACT* (NOVA SCOTIA) MATERIAL CHANGE REPORT UNDER SECTION 81(2)
(MANITOBA) MATERIAL CHANGE REPORT UNDER NATIONAL POLICY NO. 40
FORM 27 *SECURITIES ACT* (QUEBEC) MATERIAL CHANGE REPORT UNDER SECTION 73
FORM 26 *SECURITIES ACT* (NEWFOUNDLAND) MATERIAL CHANGE REPORT UNDER SECTION 76(2)
(NEW BRUNSWICK) MATERIAL CHANGE REPORT UNDER NATIONAL POLICY NO. 40
(PRINCE EDWARD ISLAND) MATERIAL CHANGE REPORT UNDER NATIONAL POLICY NO. 40
(YUKON) MATERIAL CHANGE REPORT UNDER NATIONAL POLICY NO. 40

Item 1 **Reporting Issuer**

Queenstake Resources Ltd.
1716 Seventh Avenue
New Westminster, B.C. V3M 2K8

Item 2 **Dates of Material Change**

January 15, 2002

Item 3 **Press Release**

The press release was issued to the Toronto Stock Exchange being the only exchange upon which the shares of the Company are listed and through various approved public media on January 15, 2002.

Item 4 **Summary of Material Change**

Queenstake Resources Ltd. has begun construction on its Magistral project in Sinaloa, Mexico, has formalized the Magistral Joint Venture Agreement and exercised the option to acquire all of the shares of Oro de Sotula S.A. de C.V. from Campbell Resources Inc.

Item 5 **Full Description of Material Change**

On September 1, 2001 the Company, through its subsidiary Pangea Resources, Inc. ("Pangea"), an Arizona corporation and Midwest Mining Inc. ("Midwest"), a private Delaware corporation, entered into a joint venture agreement on the Company's 100% owned Magistral project located in Sinaloa, Mexico. The terms provided that Midwest would contribute U.S.$6,125,000 and Queenstake would contribute the Magistral project to the Magistral Joint Venture ("MJV"). Midwest would receive a 50% MJV interest and also a 15% equity interest in Pangea owner of the shares of the Mexican subsidiary that owns the Magistral project.

On September 1, 2001 the management committee of the MJV approved the expenditure of U.S.$625,000 to be used for a range of pre-construction activities including the cost of the Campbell option to acquire all of the shares of Oro de Sotula S.A. de C.V. ("Oro"), permitting and detailed engineering, including the review and revision of the mining plan. The MJV agreement terms provided that should a production decision not be made by the management committee of the MJV before May 31, 2002, the MJV would be dissolved and Queenstake would have been required to repurchase Midwest's joint venture and equity interests for U.S.$750,000 payable, at Queenstake's option, in cash or Queenstake stock.

All permits for the project necessary to begin construction, in the form of approval of the Environmental Impact Statement and Risk Assessment studies were granted by the Mexican authority, SEMARNAT in early December 2001. Agreements have been reached with major surface landowners.

On January 15, 2002 the management committee of the MJV made a positive production decision for the Magistral project and approved a project capital development budget of U.S.$6,000,000 bringing Midwest' total contribution to U.S.$6,625,000.

Midwest has funded the first two tranches of US$3,625,000 to the MJV and the final US$3,000,000 will be funded according to the approved capital development schedule.

The MJV will construct a facility that will treat 1 million tonnes of ore per year from four discrete pits to produce an average of 40,000 ounces of gold per year at a life of mine cash cost of US$180 per ounce of gold, for a currently projected mine life of 6.5 years. Based on current reserves and a US$300 gold price, the project should generate US$24 million in net revenues after pre-production capital expenditures.

The production decision was made on the basis of the current reserve at Magistral, which consists of 6.15 million tonnes of ore at an average grade of 1.86 grams of gold per tonne. This reserve does not include the results of recent drilling (reported in NR-01-06), which intersected substantial widths and grades of mineralization in a zone immediately adjacent to the existing reserve. This zone remains open on strike and in the down dip direction. It is planned to conduct a further 3,000 meters of drilling during the construction period and it is now anticipated that reassessment of the resource and reserve will be carried out after receipt of the results of this additional drilling.

The definitive MJV agreement has been modified so that as operator of the MJV, Queenstake will be paid a US$300,000 fee during the construction phase at Magistral and will be paid US$600,000 by the MJV during each year of operations until Midwest has recouped its US$6.625 million capital and imputed interest at the rate of 12% per annum from 100% of distributable MJV cash flow. After that point Queenstake will be paid US$300,000 by the MJV during each year of operations and the Company's 85% owned subsidiary will receive 50% of distributable cash flow from the MJV.

The MJV agreement provides a mechanism for penalties if the payback of the Midwest principal and initial return is not achieved within 5.5 years from the date of the production decision ("Payback Date").

Midwest's joint venture and equity interests will be convertible to Queenstake stock by means of put/call arrangements. For a period from 1 year prior to Payback Date to 60 days after Payback Date, Midwest can put its interest to Queenstake at "fair market value" relative to the 20 day average of Queenstake stock at that time. If payback is achieved early the put option period will be accelerated to 60 days from the date payback is achieved. If the put options are not exercised, Queenstake can call the joint venture and equity interests at "fair market value" relative to the 20 day average of Queenstake stock at that time discounted by 10%, all subject to regulatory and shareholder approvals at that time. The parties will determine fair market value with provision for independent valuation.

Major equipment for the MJV will be provided through the exercise of the option effective January 31, 2002 to acquire all of the shares of Oro from Campbell Resources Inc. announced on September 4, 2001. Oro was the past operator of the Santa Gertrudis mine in Sonora, Mexico. Oro's mining equipment and buildings will be moved to Magistral and are sufficient to provide all the equipment needed for Magistral except for secondary and tertiary crushing equipment that will be purchased by the MJV.

The purchase price for Oro will be satisfied by two Notes totaling U.S.$2 million to be funded by the MJV. The first US$1 million Note is contingently payable in tranches at certain milestone gold prices ($315, $330 and $350) that must be reached and sustained for 120 days before December 31, 2005. The second U.S.$1 million Note has a three year term and will be credited under certain circumstances depending on the eventual aggregate cost of meeting the liabilities of Oro and the reclamation costs of Santa Gertrudis.

The construction budget for the project is US$6.0 million, including exploration drilling and ongoing care and maintenance costs at Santa Gertrudis. The construction scope, based on detailed engineering performed by Kappes Cassiday and Associates, includes the relocation of equipment and major buildings from Santa Gertrudis, improvement of access roads and construction of a leach pad and solution ponds. Closure and reclamation at Santa Gertrudis will be funded by the MJV and performed in due course.

Construction should be completed by July 2002 with first production in September 2002. Mining will begin at the San Rafael pit, which contains 1.3 million tonnes at a grade of 2.25 grams of gold per tonne. There is no requirement for pre-production stripping at this pit and optimization of the preliminary mine design has reduced the strip ratio for this pit to 4.8:1. During the first year of operation, stripping of the adjacent Samaniego pit will commence, with production from this pit starting early in the second year. Planning for the mining of deeper, high grade ores at Samaniego will be assessed during the first year of operations after the gold resource at the La Prieta zone extension is further defined by the additional drilling.

Queenstake has engaged Mike Robb as General Manager of the project. Mr. Robb has extensive mine construction and operations experience, much of it in Mexico. Queenstake has also engaged John Donaldson as Controller to be based in the Denver office. Staffing for the project is underway.

Item 6 **Reliance on Section 85(2) of the *Securities Act* (British Columbia), or**
Reliance on Section 118 (2) of the *Securities Act* (Alberta), or
Reliance on Section 84(2) of the *Securities Act*, 1988 (Saskatchewan), or
Reliance on Section 75(3) of the *Securities Act* (Ontario), or
Reliance on Section 81(3) of the *Securities Act* (Nova Scotia) or
Reliance on National Policy No. 40 (Manitoba), or
Reliance on Section 74 of the *Securities Act* (Quebec), or
Reliance on Section 5 of the Regulations to the *Securities Act* (Newfoundland), or
Reliance on National Policy No. 40 (New Brunswick), or
Reliance on National Policy No. 40 (Prince Edward Island), or
Reliance on National Policy No. 40 (Yukon).

Not applicable

Item 7 **Omitted information**

Not applicable

Item 8 **Senior Officers**

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Doris Meyer, Chief Financial Officer, Vice President Finance and Corporate Secretary, 1716 Seventh Avenue, New Westminster, B.C. V3M 2K8 (604) 516-0566

Item 9 **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

Dated at the City of New Westminster, in the Province of British Columbia, this 15th day of January 2002.

Queenstake Resources Ltd.

/s/ Doris Meyer

Per: Doris Meyer
Vice President, Finance and Corporate Secretary